Aurus Advisors, Inc.
(SEC ID NO. 8-66089)

Annual Audit Report

December 31, 2020

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(e)(3) as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response. 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66089

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____**01/01/20**_____ AND ENDING _____**12/31/20**_____
                                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aurus Advisors, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N. 822 Florida A1A, Suite 310

(No. and Street)

Ponte Vedra Beach	**Florida**	**32082**
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS   REPORT

Richard J. Augustus   **(904) 473-4940**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP

(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.   See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



CONFIDENTIAL

OATH OR AFFIRMATION

I, **Richard J. Augustus**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aurus Advisors, Inc.**, as of **December 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

SCOTT SITES
NOTARY
My Comm. Expires
June 30, 2023
No. GG 353205
PUBLIC
STATE OF FLORIDA

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aurus Advisors, Inc.

December 31, 2020

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Financial Statement	3-5

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
Aurus Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aurus Advisors, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Aurus Advisors, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Aurus Advisors, Inc.'s auditor since 2004.
Walnut Creek, California
February 21, 2021

Aurus Advisors, Inc.

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	160,307
Accounts receivable		36,847
Prepaid expenses		16,000
Total Assets	$	213,154

Liabilities and Stockholders' Equity		
Liabilities		
Commission payable	$	7,915
Due to broker		2,466
Total Liabilities		10,381
Stockholders' Equity		
Common stock (no par value;1,000,000 shares		
authorized;10,000 shares issued and outstanding)		79,025
Retained earnings		123,748
Total Stockholders' Equity		202,773
Total Liabilities and Stockholders' Equity	$	213,154

The accompanying notes are an integral part of this financial statement.

Aurus Advisors, Inc.

Notes to the Financial Statement

December 31, 2020

1. **Organization**

   Aurus Advisors, Inc. (the "Company") was originally formed as a California corporation and provides investment banking and advisory services to corporations, institutional fund managers and hedge funds. On February 9, 2004, the Company registered as a securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and was granted a broker-dealer certificate by the California Department of Corporations. In November 2015, the Company reorganized in Florida and continues to operate as a Florida corporation.

2. **Significant Accounting Policies**

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company had no financial instruments required to be reported at fair value on a recurring basis.

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents as of December 31, 2020.

   Accounts Receivable
   Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. Per management's analysis, no allowance for doubtful accounts was considered necessary as of December 31, 2020.

   Income Taxes
   The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations. The Company is no longer subject to income tax examinations by tax authorities for years before 2016.

   Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities were not significant as of December 31, 2020.

Aurus Advisors, Inc.

Notes to the Financial Statement

December 31, 2020

3. **Recently Adopted Accounting Guidance**

   ASU 2016-13 Financial Instruments – Credit Losses (Topic 326) ("ASU 2016-13")
   Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statements for the year ended December 31, 2020.

4. **Revenue from Contracts with Customers**

   Contract Balances
   Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $198,369 and $36,847 as of January 1, 2020 and December 31, 2020, respectively.

   Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Due to the nature of the Company's business, there was no deferred revenue as of January 1, 2020 or as of December 31, 2020.

   Contract Costs
   Direct incremental costs to obtain or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs as of December 31, 2020.

5. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- 1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2020, the Company's net capital was $157,841 which exceeded the requirement by $152,841.

6. **Risk Concentrations**

   Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash. For the year ended December 31, 2020, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

   As of December 31, 2020, 100% of accounts receivable was due from one customer.

Aurus Advisors, Inc.

Notes to the Financial Statement

December 31, 2020

7. **Risks and Uncertainties**

    The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

    At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

8. **Subsequent Events**

    The Company has evaluated subsequent events through February 21, 2021, the date which the financial statements were issued.